SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2




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                                      INDEX




Press Release dated September 19, 2002                                      3

Signature Page                                                              4




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                                  Press Release

Toronto, Canada - September 19, 2002 - Kinross Gold Corporation (TSX-K; Amex-KGC) and Bema Gold Corporation (TSX-BGO; Amex-BGO), each 50% owners of Compania Minera Maricunga ("CMM") are pleased to announce that CMM has received full payment of an award settlement for approximately US$ 24 million from Fluor Daniel Chile Ingenieria y Construccion S.A, Fluor Daniel Corporation, and Fluor Daniel Wright Ltd. ("Fluor"). In April of 1999 CMM initiated formal arbitration proceedings, against Fluor, to recover damages related to numerous design and construction failures at the Refugio Mine located in Northern Chile. In May of 2002, binding arbitration in Chile ruled in favour of CMM for these damages.

                                      -30-

For further information: e-mail info@kinross.com or contact:

Robert M. Buchan                             Gordon A. McCreary
President and Chief Executive Officer        Vice President, Investor Relations
Tel. (416) 365-5650                            and Corporate Development
                                             Tel. (416) 365-5132




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                                   SIGNATURES




         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KINROSS GOLD CORPORATION




                                            Signed:  /s/ Shelley M. Riley
                                                   ----------------------------
                                                   Shelley M. Riley
                                                   Corporate Secretary





September 20, 2002